TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
November 28, 2016

Manulife announces USD Senior Notes Private Placement
TORONTO - Manulife Financial Corporation ("MFC") announced today that it has entered into an agreement to privately place U.S.$270 million principal amount of 3.527% senior notes due December 2, 2026 (the "Notes"). The Notes will bear interest at a fixed rate of 3.527% and will mature on December 2, 2026.

The Notes will be direct unsecured obligations of MFC and rank equally in right of payment with all of its existing and future unsecured and unsubordinated indebtedness.

The offering is expected to close on or about December 2, 2016.
MFC intends to use the net proceeds from the offering for general corporate purposes.

The Notes have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state of the United States or other jurisdiction and may not be offered or sold within the United States, or to, or for the account or benefit of, "U.S. persons" (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state or local securities law. The offering will be made solely to non-U.S. persons in offshore transactions pursuant to Regulation S under the Securities Act. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States or any other jurisdiction where it is unlawful to do so.

The Notes will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada.

About Manulife
Manulife Financial Corporation is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions. We operate as John Hancock in the United States, and Manulife elsewhere. We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions. At the end of 2015, we had approximately 34,000 employees, 63,000 agents, and thousands of distribution partners, serving 20 million customers. At the end of September 2016, we had $966 billion (US$736 billion) in assets under management and administration, and in the previous 12 months we made more than $24.4 billion in benefits, interest and other payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media inquiries: Sean B. Pasternak Manulife (Toronto) 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife (Toronto) 416-852-8982 robert_veloso@manulife.com

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